FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)           ☒

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

(State of incorporation if not a U.S. national bank)	95-3571558 (I.R.S. employer identification no.)

700 South Flower Street Suite 500 Los Angeles, California (Address of principal executive offices)	90017 (Zip code)

SEALY CORPORATION
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3284147 (I.R.S. employer identification no.)

SEALY MATTRESS COMPANY
(Exact name of obligor as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	34-0439410 (I.R.S. employer identification no.)

Sealy Mattress Corporation
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-1178482 (I.R.S. employer identification no.)

Sealy Mattress Company of Puerto Rico
(Exact name of obligor as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	34-6544153 (I.R.S. employer identification no.)

Ohio-Sealy Mattress Manufacturing Co., Inc.
(Exact name of obligor as specified in its charter)

Massachusetts (State or other jurisdiction of incorporation or organization)	04-2511765 (I.R.S. employer identification no.)

Ohio-Sealy Mattress Manufacturing Co.
(Exact name of obligor as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	58-1186228 (I.R.S. employer identification no.)

Sealy Mattress Company of Kansas City, Inc.
(Exact name of obligor as specified in its charter)

Missouri (State or other jurisdiction of incorporation or organization)	44-0523533 (I.R.S. employer identification no.)

Sealy Mattress Company of Memphis
(Exact name of obligor as specified in its charter)

Tennessee (State or other jurisdiction of incorporation or organization)	62-0357534 (I.R.S. employer identification no.)

Sealy Mattress Company of Illinois
(Exact name of obligor as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	36-1853967 (I.R.S. employer identification no.)

A. Brandwein & Company
(Exact name of obligor as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	36-2525330 (I.R.S. employer identification no.)

Sealy Mattress Company of Albany, Inc.
(Exact name of obligor as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	14-1325596 (I.R.S. employer identification no.)

Sealy of Maryland and Virginia, Inc.
(Exact name of obligor as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	52-1192669 (I.R.S. employer identification no.)

Sealy of Minnesota, Inc.
(Exact name of obligor as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1227650 (I.R.S. employer identification no.)

North American Bedding Company
(Exact name of obligor as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	34-1449446 (I.R.S. employer identification no.)

Sealy, Inc.
(Exact name of obligor as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	34-1439379 (I.R.S. employer identification no.)

The Ohio Mattress Company Licensing and Components Group
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-1750335 (I.R.S. employer identification no.)

Sealy Mattress Manufacturing Company, Inc.
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3209918 (I.R.S. employer identification no.)

Sealy Technology LLC
(Exact name of obligor as specified in its charter)

North Carolina (State or other jurisdiction of incorporation or organization)	52-2168370 (I.R.S. employer identification no.)

Sealy Korea, Inc.
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	56-2112163 (I.R.S. employer identification no.)

Sealy Real Estate, Inc.
(Exact name of obligor as specified in its charter)

North Carolina (State or other jurisdiction of incorporation or organization)	56-2147751 (I.R.S. employer identification no.)

Sealy Texas Management, Inc.
(Exact name of obligor as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	75-1491047 (I.R.S. employer identification no.)

Sealy Mattress Company of S.W. Virginia
(Exact name of obligor as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	54-0492385 (I.R.S. employer identification no.)

Western Mattress Company
(Exact name of obligor as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	95-3388719 (I.R.S. employer identification no.)

Advanced Sleep Products
(Exact name of obligor as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	95-3254262 (I.R.S. employer identification no.)

Mattress Holdings International LLC
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-2177086 (I.R.S. employer identification no.)

Sealy Components–Pads, Inc.
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	34-1801062 (I.R.S. employer identification no.)

Sealy Mattress Company of Michigan, Inc.
(Exact name of obligor as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-1256567 (I.R.S. employer identification no.)

Sealy Drive One Office Parkway Trinity, North Carolina (Address of principal executive offices)	27370 (Zip code)

Debt Securities

Guarantees of Debt Securities of Sealy Corporation or Sealy Mattress Company
(Title of the indenture securities)

1.                                      General information.  Furnish the following information as to the trustee:

(a)                                  Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)                              Whether it is authorized to exercise corporate trust powers.

Yes.

2.                                      Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.                               List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.                                       A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.                                       A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                       A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.                                       A copy of the existing by-laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-152875).

6.                                       The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.                                       A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Jacksonville, and State of Florida, on the 2nd day of July, 2009.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/S/	CHRISTIE LEPPERT
Name:		CHRISTIE LEPPERT
Title:		ASSISTANT VICE PRESIDENT

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 700 South Flower Street, Suite 200, Los Angeles, CA 90017

At the close of business March 31, 2009, published in accordance with Federal regulatory authority instructions.

Dollar Amounts
in Thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	1,267
Interest-bearing balances	88,233
Securities:
Held-to-maturity securities	22
Available-for-sale securities	444,137
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance	0
Trading assets	0
Premises and fixed assets (including capitalized leases)	12,131
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	1
Not applicable
Intangible assets:
Goodwill	876,153
Other intangible assets	265,381
Other assets	153,750
Total assets	$1,841,075

1

LIABILITIES

Deposits:
In domestic offices	1,807
Noninterest-bearing	1,807
Interest-bearing	0
Not applicable
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	268,691
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	174,621
Total liabilities	445,119
Minority interest in consolidated subsidiaries	0

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	1,121,520
Retained earnings	269,980
Accumulated other comprehensive income	3,456
Other equity capital components	0
Total equity capital	1,395,956
Total liabilities, minority interest, and equity capital	1,841,075

I, Karen Bayz, Vice President of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Karen Bayz	)	Vice President

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Troy Kilpatrick, MD	)
Frank P. Sulzberger, MD	)	Directors (Trustees)
William D. Lindelof, VP	)

2